Exhibit 4.3

AMENDMENT NO. 1 TO WARRANT TO PURCHASE SHARES OF COMMON STOCK

This Amendment No. 1 to Warrant to Purchase Shares of Common Stock (this “Amendment”) is made and entered into as of August 27, 2025, by and between APTERA MOTORS CORP., a Delaware corporation (the “Company”), and AMATO AND PARTNERS, LLC, a New York limited liability company (the “Holder”).

RECITALS

WHEREAS, the Company and the Holder are parties to that certain Warrant to Purchase Shares of Common Stock, issued on November 15, 2024 (the “Warrant”); and

WHEREAS, the Company and the Holder desire to amend the Warrant to modify the method for determining the fair market value per Share in the event of the Company’s first public listing of its Common Stock.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Holder agree as follows:

1. Amendment to Section 3 of the Warrant. The third sentence of Section 3 of the Warrant, which reads:

“In the event that this Warrant is exercised pursuant to this Section 3 in connection with the Initial Public Offering, the fair market value per Share shall be the per share offering price to the public of the Initial Public Offering.”

is hereby deleted in its entirety and replaced with the following:

“In the event this Warrant is exercised pursuant to this Section 3 in connection with the Company’s first public listing of its Common Stock on a national securities exchange (whether through an Initial Public Offering, a direct listing, or otherwise), the fair market value per Share shall be defined as the lowest closing price of the Company’s Common Stock as reported by the primary exchange on which it is traded for any of the first five (5) consecutive trading days immediately following such listing.”

2. No Other Amendments. Except as expressly set forth in this Amendment, all of the terms, covenants, and provisions of the Warrant are and shall remain in full force and effect and are hereby ratified and confirmed.

3. Governing Law. This Amendment shall be governed by and construed under the laws of the State of Delaware.

4. Entire Agreement. This Amendment, together with the Warrant, constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

5. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

COMPANY:

APTERA MOTORS CORP.
By:	/s/ Chris Anthony
Name:	Chris Anthony
Title:	Co-Chief Executive Officer

HOLDER:

AMATO AND PARTNERS, LLC

By:	/s/ Gerald Amato
Name:	Gerald Amato
Title:	President